Exhibit 99.1

Xinyuan Real Estate Co., Ltd. and Subsidiaries

F-1

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017 (AUDITED)

AND JUNE 30, 2018 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

		December 31,	June 30,
	Notes	2017	2018
		US$	US$
		(Audited)	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents		894,551,480	1,067,178,693
Restricted cash		566,675,697	384,275,569
Short-term investments	3	57,739,558	99,244,110
Accounts receivable		100,553,481	37,508,071
Other receivables		73,193,654	51,575,340
Deposits for land use rights		103,715,834	202,254,935
Other deposits and prepayments		272,022,244	169,104,827
Advances to suppliers		36,731,393	50,976,853
Real estate properties development completed	4	840,393,193	710,504,204
Real estate properties under development (including real estate properties under development of the consolidated variable interest entities (“Consolidated VIEs”) to be used only to settle obligations of the Consolidated VIEs of US$154,339,321 and US$159,972,564 as of December 31, 2017 and June 30, 2018, respectively)	4	1,996,000,653	3,694,816,558
Contract assets	2	-	16,989,638
Amounts due from related parties	10	125,662,072	136,286,655
Amounts due from employees	10	2,174,302	3,307,123
Other current assets		798,920	657,444

Total current assets		5,070,212,481	6,624,680,020

Real estate properties held for lease, net		277,933,313	286,689,309
Deposits for land use rights		22,956,138	22,670,254
Property and equipment, net		32,385,860	30,378,427
Long-term investment	5	829,773,150	842,507,798
Deferred tax assets		82,006,132	142,772,040
Amounts due from related parties	10	24,665,944	30,020,339
Other assets		44,501,252	169,102,233

TOTAL ASSETS		6,384,434,270	8,148,820,420

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017 (AUDITED)

AND JUNE 30, 2018 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

			December 31,	June 30,
	Notes		2017	2018
			US$	US$
			(Audited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and notes payable (including accounts payable and notes payable of the Consolidated VIEs without recourse to the primary beneficiary of US$2,454,089 and US$ 2,575,867 as of December 31, 2017 and June 30, 2018, respectively)			690,839,190	491,159,045
Short-term bank loans and other debt	6		247,758,295	167,337,897
Customer deposits	2		438,341,713	2,639,504,497
Income tax payable			169,839,336	114,877,861
Other payables and accrued liabilities (including other payables and accrued liabilities of the Consolidated VIEs without recourse to the primary beneficiary of US$2,990,885 and US$1,098,523 as of December 31, 2017 and June 30, 2018, respectively)			300,118,332	266,546,596
Payroll and welfare payable (including payroll and welfare payable of the Consolidated VIEs without recourse to the primary beneficiary of 102,316 and US$95,778 as of December 31, 2017 and June 30, 2018, respectively)			31,445,229	10,287,963
Current portion of long-term bank loans and other debt	7,8		1,648,233,254	1,690,378,817
Current maturities of capital lease obligations	13		4,472,386	5,058,979
Mandatorily redeemable non-controlling interests	2	(a)	15,593,340	15,852,553
Amounts due to related parties	10		128,178,423	119,189,789

Total current liabilities			3,674,819,498	5,520,193,997

Long-term bank loans	7		11,018,946	297,524,408
Other long-term debt	8		1,404,814,439	1,430,226,294
Deferred tax liabilities			164,203,580	141,404,450
Unrecognized tax benefits	9		31,231,376	31,231,376
Capital lease obligations, net of current maturities	13		11,415,344	8,407,725
Amounts due to related parties	10		29,917,961	30,964,004

Total liabilities			5,327,421,144	7,459,952,254

Commitments and contingencies	13

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized-500,000,000 shares; shares issued and outstanding-128,846,618 shares as of June 30, 2018 (December 31, 2017: 129,578,676 shares)			16,314	16,399
Treasury shares			(67,792,368)	(70,756,579)
Additional paid-in capital			543,338,206	546,237,704
Statutory reserves			105,660,269	105,847,778
Retained earnings			382,123,692	80,619,205
Accumulated other comprehensive income	14		29,225,736	8,249,506

Total Xinyuan Real Estate Co., Ltd. shareholders' equity			992,571,849	670,214,013

Non-controlling interest	15		64,441,277	18,654,153

Total equity			1,057,013,126	688,868,166

TOTAL LIABILITIES AND EQUITY			6,384,434,270	8,148,820,420

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2018 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

		Six months ended June 30,
	Notes	2017	2018
		US$	US$
		(Unaudited)	(Unaudited)
Revenue:
Real estate sales, net of sales taxes of US$6,721,058 for the six months ended June 30, 2017 and US$5,073,074 for the six months ended June 30, 2018.		746,338,113	488,572,840
Real estate management services income		16,793,921	32,883,035
Real estate lease income		4,592,865	5,148,110
Other revenue		1,153,429	3,325,118

Total revenue		768,878,328	529,929,103

Cost of revenue:
Cost of real estate sales		(578,883,729)	(353,134,236)
Cost of real estate management services		(13,149,916)	(19,406,939)
Cost of real estate lease income		(4,454,101)	(6,500,848)
Other costs		(1,901,483)	(2,804,083)

Total cost of revenue		(598,389,229)	(381,846,106)

Gross profit		170,489,099	148,082,997
Selling and distribution expenses		(28,558,928)	(26,309,462)
General and administrative expenses		(54,839,800)	(60,480,565)

Operating income		87,090,371	61,292,970
Interest income		6,973,766	13,449,829
Interest expense		(29,520,400)	(54,488,910)
Net realized gain on short-term investments	3	2,844,695	1,711,248
Unrealized gain/(loss) on short-term investments	3	1,777,579	(937,309)
Share of loss of equity investees		(508,247)	(4,148,530)
Exchange loss		(97,185)	(10,878,940)
Other income/(expense)		159,225	(829,644)

Income from operations before income taxes		68,719,804	5,170,714
Income taxes		(40,525,242)	(27,187,471)

Net income/(loss)		28,194,562	(22,016,757)
Net (income)/loss attributable to non-controlling interest	15	(11,655,638)	4,820,750

Net income/(loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders		16,538,924	(17,196,007)

Earnings/(loss) per share:
Basic	11	0.13	(0.13)
Diluted	11	0.13	(0.13)

Shares used in computation:
Basic	11	128,317,210	129,606,854
Diluted	11	131,557,491	132,163,401

Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	14	23,426,959	(20,976,230)

Comprehensive income/(loss)		51,621,521	(42,992,987)
Comprehensive (income)/loss attributable to non-controlling interest		(12,290,819)	4,429,299

Comprehensive income/(loss) attributable to Xinyuan Real Estate Co., Ltd. Shareholders		39,330,702	(38,563,688)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2018 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

	Six months ended June 30,
	2017	2018
	US$	US$
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	28,194,562	(22,016,757)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization	6,887,338	7,011,269
Stock-based compensation expenses	2,266,757	1,880,753
Deferred tax expense/(benefit)	9,190,815	(110,514,444)
Amortization of deferred charges	2,775,738	6,810,072
Share of loss of equity investees	508,247	4,148,530
Exchange loss	97,185	10,878,940
Net realized gain on short-term investments	(2,844,695)	(1,711,248)
Unrealized (gain)/loss on short-term investments	(1,777,579)	937,309
Proceeds from disposal of trading securities	577,866,769	57,621,337
Purchase of trading securities	(583,492,828)	(97,529,578)
Others	181,913	5,228,000

Changes in operating assets and liabilities:
Accounts receivable	6,121,326	64,225,886
Real estate properties development completed	87,425,687	126,893,388
Real estate properties under development	(190,999,510)	(1,860,822,075)
Contract assets	-	(17,654,975)
Real estate properties held for lease	(31,019,439)	(16,848,972)
Advances to suppliers	(10,206,454)	(15,231,889)
Other receivables	(4,982,595)	22,204,890
Deposits for land use rights	(25,894,715)	(327,744,317)
Other deposits and prepayments	44,850,418	86,806,903
Other current assets	(653,641)	2,392,165
Amounts due from related parties	(6,790,212)	(17,836,654)
Amounts due from employees	(835,920)	(1,205,396)
Other assets	(14,448,652)	(128,236,919)
Accounts payable	(53,622,472)	(198,772,451)
Customer deposits	18,935,748	2,292,637,839
Income tax payable	(20,372,658)	(54,793,960)
Other payables and accrued liabilities	40,843,728	(30,249,427)
Payroll and welfare payable	(7,948,831)	(18,057,000)

Net cash used in operating activities	(129,743,970)	(229,548,781)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2018 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

	Six months ended June 30,
	2017	2018
	US$	US$
	(Unaudited)	(Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	159,353	287,410
Purchase of property and equipment	(2,673,991)	(2,864,929)
Acquisition of long-term investments	(8,780,788)	(169,360,954)
Return of capital	-	158,634,902

Net cash used in investing activities	(11,295,426)	(13,303,571)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	185,815	751,493
Purchase of shares under Restricted Stock Unit (“RSU”) plan	-	(3,821,269)
Purchase of treasury shares	(11,855,780)	(2,964,211)
Dividends to shareholders	(13,674,234)	(13,074,848)
Amounts due to related parties	1,314,496	(9,862,562)
Repayments of short-term bank loans and current portion of long-term bank loans	(14,868,503)	(100,698,972)
Proceeds from short-term bank loans and current portion of long-term bank loans	26,367,481	93,009,503
Repayment of long-term bank loans	(1,403,019)	(17,977,316)
Proceeds from long-term bank loans	170,375,060	304,856,885
Repayment of other short-term debt	(364,240,569)	(390,331,195)
Proceeds from other short-term debt	428,837,561	189,375,319
Repayment of other long-term debt	(60,018,729)	(500,000)
Proceeds from other long-term debt	342,318,842	231,377,094
Deferred charges	(13,215,796)	(10,907,143)
Capital lease payments	(2,021,892)	(3,119,539)
Distribution to non-controlling interests	-	(35,846,020)
Capital injection from non-controlling interests	-	31,637,196
Repayment of mandatorily redeemable non-controlling interests	(12,731,957)	-
Proceeds from mandatorily redeemable non-controlling interests	12,734,867	-

Net cash provided by financing activities	488,103,643	261,904,415

NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	347,064,247	19,052,063

Effect of exchange rate changes on cash, cash equivalents and restricted cash	21,318,322	(28,824,978)
Cash, cash equivalents and restricted cash, at beginning of period	906,743,437	1,461,227,177

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, AT END OF PERIOD	1,275,126,006	1,451,454,262

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	953,511,338	1,067,178,693
Restricted cash	321,614,668	384,275,569
Non-cash investing activities
Acquisition of long-term investments included in other deposit and prepayments	-	(16,956,766)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2018 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

1.	Background information of business and organization

Xinyuan Real Estate Co., Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the People’s Republic of China (“PRC”). In 2012, the Group expanded its business into the U.S. residential real estate market.

As of June 30, 2018, subsidiaries of the Company and its consolidated variable interest entities were unchanged from December 31, 2017 except for the following entities:

Company Name	Registered Place and Date of Incorporation	Registered Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Suzhou Yefang Real Estate Co., Limited. (“Suzhou Yefang”) (Note 15) (1)	PRC April 14, 2017	RMB	100,000,000	20%	Real estate development

Suzhou Yuxi Real Estate Co., Limited. (“Suzhou Yuxi”) (Note 15) (2)	PRC March 5, 2018	RMB	100,000,000	100%	Real estate development

Qingdao Jinguang Property Management development Co., Ltd. (“Qingdao Jinguang”) (Note 15) (3)	PRC November 6, 2001	RMB	1,000,000	60%	Property management services

Wuhan Yinghexin Real Estate Co., Ltd. (“Wuhan Yinghexin”) (4)	PRC January 15, 2014	RMB	100,000,000	100%	Real estate development

Jinan Xinyuan Quansheng Real Estate Co., Ltd.(“Jinan Quansheng”) (5)	PRC May 25, 2018	RMB	50,000,000	100%	Real estate development

(1)    Acquired on June 6, 2018.

(2)    Acquired on June 6, 2018. The Company indirectly controls Suzhou Yuxi through its subsidiary, Suzhou Yefang, which owns 100% equity interest in Suzhou Yuxi.

(3)    Acquired on May 9, 2018.

(4)    Acquired on May 18, 2018.

(5)    Established on May 25, 2018

2.	Summary of significant accounting policies

(a) Basis of presentation and consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

These unaudited condensed consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards of ASC 606. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2018. The condensed consolidated balance sheet as of December 31, 2017 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the unaudited condensed consolidated financial statements include the results for the part of the reporting year during which the Group has control.

Ruihao Rongtong, with registered capital of US$37.6 million (RMB250.0 million), was invested in by the Company on May 6, 2015, for the purpose of undertaking a residential property development project in Beijing. On March 1, 2016, June 28, 2016 and September 18, 2016, an unrelated trustee company, Ping’an trust Co., Ltd. (“Ping’an trust”) purchased 20%, 5% and 10% of the Company’s equity interest in Ruihao Rongtong, respectively, and loaned US$124.3 million (RMB862.5 million) in aggregate to the Group. On February 28, 2017, the Company repurchased the 35% equity interest of Ruihao Rongtong from Ping’an trust. On May 23, 2017, Ping’an trust subsequently repurchased back 35% of the Company’s equity interest in Ruihao Rongtong, and loaned US$246.8 million (RMB1.61 billion) in aggregate to the Group (Note 8). As of June 30, 2018, Ruihao Rongtong had one project under construction. Pursuant to the share purchase agreement, the 35% of non-controlling equity interest of Ruihao Rongtong will be repurchased by the Company in cash at the earlier of the second anniversary date, or the date the Company elects to repurchase the 35% equity interest of Ruihao Rongtong. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480, Distinguishing Liabilities from Equity. In addition, since the Company planned to repurchase the 35% equity interest of Ruihao Rongtong within the next 12 months, the liability is classified as current liability as of June 30, 2018.

In accordance with ASC 810, Consolidation, Ruihao Rongtong as of June 30, 2018 and December 31, 2017 is a variable interest entity (“VIE”) as it was not established with sufficient equity at risk to finance its activities without additional subordinated financial support. As of June 30, 2018 and December 31, 2017, the Company is considered as the primary beneficiary of Ruihao Rongtong, as it has the power to direct the activities of Ruihao Rongtong that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Ruihao Rongtong through its voting interest underlying its 65% equity interest in accordance with PRC Law and the articles of association of Ruihao Rongtong. Based on the above, Ruihao Rongtong is consolidated by the Company.

F-7

The carrying amounts and classifications of the assets and liabilities of the VIE are as follows:

	December 31, 2017	June 30, 2018
	US$	US$
	(Audited)	(Unaudited)
Current assets	160,889,349	166,600,007
Non-current assets	287,409	270,409

Total assets	161,176,758	166,870,416

Current liabilities	132,170,781	141,066,656
Non-current liabilities	—	—

Total liabilities	132,170,781	141,066,656

The financial performance and cash flows of the VIE are as follows:

	Six months ended June 30,
	2017	2018
	US$	US$
	(Unaudited)	(Unaudited)
Revenue	—	—
Cost of revenue	—	—
Net loss	(1,338,996)	(2,952,251)
Net cash used in operating activities	(5,763,624)	(6,727,117)
Net cash used in investing activities	—	—
Net cash (used in)/ provided by financing activities	(3,036,391)	6,779,704

As of June 30, 2018, the current liabilities of the VIE included amounts due to subsidiaries of the Group of US$137,296,488 (December 31, 2017: US$126,623,561), which was eliminated upon consolidation by the Company.

As of June 30, 2018, the land use rights included in real estate properties under development of the VIE of US$153,842,685 (December 31, 2017: US$155,782,729) were pledged as collateral for other debt. Creditors of the VIE have no recourse to the general credit of the primary beneficiary.

The VIE contributed nil of the Company’s consolidated revenues for the six-month periods ended June 30, 2017 and 2018.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the unaudited condensed consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and capital lease, allowance for doubtful debt associated with accounts receivable, other receivables, deposit for land use rights, other deposits and prepayments and advances to suppliers, revenue recognition for percentage of completion method, accounting for the share-based compensation, classification of financial instruments, accounting for mandatorily redeemable non-controlling interests, accounting for deferred income taxes, impairment of real estate properties under development, real estate properties held for lease and long-term investments, and provision necessary for contingent liabilities. Management analyzed the forecasted cash flows for the twelve months from September 28, 2018, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore will be sufficient financial resources to settle borrowings and payables that will be due in the next twelve months. Management believes that the estimates utilized in preparing its unaudited condensed consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

F-8

(c)	Foreign currency translation

The Group’s financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company’s subsidiaries in the PRC is Renminbi (“RMB”), the currency of the PRC. The functional currency of the Company’s subsidiaries in Malaysia is Malaysian Ringgit (“MYR”), the currency of the Malaysia. The functional currency of the Company’s subsidiaries other than those in the PRC and Malaysia is U.S. dollars. Transactions by the Company’s subsidiaries which are denominated in currencies other than RMB are remeasured into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing on the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of comprehensive income as exchange gains or losses. The unaudited condensed consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The PRC subsidiaries’ financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	June 30, 2017	December 31, 2017	June 30, 2018
	(Unaudited)	(Audited)	(Unaudited)
Period end RMB: US$ exchange rate	6.7744	6.5342	6.6166
Period average RMB: US$ exchange rate	6.8709	6.7547	6.3673

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(d)	Effect of change in estimate

Revisions in estimated gross profit margins related to estimated costs and revenues are made in the period in which circumstances requiring the revisions become known. During the six months ended June 30, 2018, real estate development projects (Chengdu Thriving Family, Changsha Xinyuan Splendid, Sanya Yazhou Bay No.1, Tianjin Spring Royal Palace), which recognized gross profit in 2017, had changes in their estimated gross profit margins. As the unit sales and selling prices were on an upward trend during the period ended June 30, 2018, the Group revised upwards its prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimated costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$10.6 million, US$8.0 million, US$0.06 per share, and US$0.06 per share, respectively, for the six months ended June 30, 2018.

(e)	Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating this guidance and the impact to the Company, as both lessor and lessee, on the consolidated financial statements. The Company expects to recognize right-of-use assets and operating lease liabilities on the balance sheet upon adoption, which will increase total assets and liabilities.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Company does not believe this standard will have a material impact on the results of operations or financial condition.

On February 2018, the FASB issued ASU No. 2018-02, "Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Comprehensive Income (“AOCI”)." The ASU and its amendments were issued as a result of the enactment of the U.S. Tax Cuts and Jobs Act of 2017. The amendments of this ASU address the available options to reclassify stranded tax effects within AOCI to retained earnings in each period in which the effect of the change (or portion thereof) is recorded. Additionally, the ASU outlines the disclosure requirements for releasing income tax effects from AOCI. The ASU is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. The ASU should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company is currently evaluating the impact of ASU No. 2018-02 on the consolidated financial condition and results of operations.

F-9

(f)	Revenue recognition

Revenue is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

Real estate sales

Revenues arising from real estate sales are recognized when or as the control of the asset is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the asset may transfer over time or at a point in time.

For real estate sales contracts for which the Group has an enforceable right to payment for performance completed to date, revenue is recognized over time by measuring the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the asset. The progress towards complete satisfaction of the performance obligation is measured based on the Group’s efforts or inputs to the satisfaction of the performance obligation, by reference to the contract costs incurred up to the end of reporting period as a percentage of total estimated costs for each contract.

For the remaining real estate sales contracts, revenue is recognized when the customer obtains the physical possession, the legal title, or the significant risks and rewards of ownership of the assets and the Group has present right to payment and the collection of the consideration is probable.

Generally, the Group receives short-term advances from its customers for real estate sales. Using the practical expedient in ASC 606, Revenue from Contracts with Customers ("ASC 606”), the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. The Group also receives long-term advances from customers for real estate sales. The transaction price for such contracts is adjusted for the effects of a financing component, if long-term advances from customers is assessed as significant at the individual contract level.

Real estate management services income

Real estate management services income is recognized in the accounting period in which the services are rendered. The Group bills a fixed amount periodically for service provided and recognizes as revenue in the amount to which the Group has a right to invoice and corresponds directly with the value of performance completed.

Real estate management lease income

Real estate lease income is generally recognized on a straight-line basis over the terms of the tenancy agreements. For real estate leases, these contracts are treated as leases for accounting purposes, rather than contracts with customers subject to ASC 606.

Other revenue

Other revenue includes services ancillary to the Group’s real estate projects, including landscaping and computer network engineering. Landscaping and computer network engineering income is recognized when services are provided as the customer simultaneously benefits from the services as they are performed.

For the six months ended June 30, 2018, revenue is recognized and disaggregated by major source as below:

US$
(Unaudited)
Real estate sales	488,572,840
Real estate management services income	32,883,035
Other revenue	3,325,118
Revenue from contracts with customers	524,780,993

Real estate lease income	5,148,110

Total revenue	529,929,103

Contract balances

Contract assets

The Group pays sales commission to its real estate sales agencies for each real estate sales contract. The Group has elected to apply the optional practical expedient for costs to obtain a contract which allows the Group to immediately expense sales commissions (included under selling and distribution expenses) because the amortization period of the asset that the Group otherwise would have used is one year or less. For incremental costs of obtaining real estate sales contracts that extend beyond a one year period, these incremental costs of obtaining real estate sales contracts are recognized as an assets if amounts are collectible.

F-10

Accounts receivable

Accounts receivable represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). The Group’s accounts receivable comprises of amounts due from customers under real estate sales and management services contracts.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). The Group’s contract liabilities are comprised of customer deposits, which are recognized as revenue when the Group performs under the contract.

The following table presents the Group’s contract balances as of June 30, 2018 and January 1, 2018:

	June 30,2018	January 1,2018
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Accounts receivables	37,508	12,035
Contract assets	16,990	15,576
Customer deposits	2,639,504	2,040,386

The following table presents the amount of revenue recognized from:

June 30, 2018
US$’000
(Unaudited)
Amounts included in the customer deposits balance at the beginning of the year	94,576

Impact of adoption of ASC 606

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606)(“ASU No. 2014-09”). Subsequent to the issuance of ASU 2014-09, the FASB has issued several ASUs such as ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients among others. These ASUs have the same effective date as ASU 2014-09. All guidance is collectively referred to as ASC 606, which supersedes ASC 605, Revenue Recognition.

ASC 606 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASC 606 also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, ASC 606 requires extensive disclosures.

The Group adopted ASC 606 on January 1, 2018 using the modified retrospective approach, applying the adoption only to contracts not completed as of the date of adoption, with no restatement of comparative periods, and a cumulative-effect adjustment to retained earnings recognized as of the date of adoption.

The effect of adopting ASC 606 as at January 1, 2018 was, as follows:

		As of January 1, 2018
		US$’000(Unaudited)
	Reference	As previously reported	Effects of the adoption of ASC606	Restated
		US$’000	US$’000	US$’000
Consolidated balance sheet(extract)
Real estate properties development completed	(a)	840,393	35,132	875,525
Real estate properties under development	(a)	1,996,001	1,176,120	3,172,121
Accounts receivable	(a),(b)	100,553	(88,518)	12,035
Contract assets	(c)	-	15,576	15,576
Other deposit and prepayment	(a)	272,022	24,453	296,475
Deferred tax assets	(d)	82,006	68,159	150,165
Other payables and accrued liabilities	(a)	300,118	830	300,948
Customer deposits	(a)	438,342	1,602,044	2,040,386
Deferred tax liabilities	(d)	164,204	(36,064)	128,140
Income tax payable	(a)	169,839	(18,495)	151,344
Retained earnings	(a),(b),(c),(d)	382,124	(271,046)	111,078
Accumulated other comprehensive income	(a),(b),(c),(d)	29,226	(9,198)	20,028
Non-controlling interest	(Note 15)	64,441	(37,149)	27,292

F-11

Set out below, are the amounts by which each financial statement line item is affected as of and for the six months ended June 30,2018 as a result of the adoption of ASC 606. The adoption of ASC 606 did not have a material impact to the Group’s operating, investing and financing cash flows. The first column shows what the amounts would have been had ASC 606 not been adopted and the third column shows amounts prepared under ASC 606 with effects of the adoption of ASC 606 as stated in the second column:

		As of June 30, 2018
		US$’000(Unaudited)
	Reference	Amounts without the adoption of ASC606	Effects of the adoption of ASC606	Amounts as reported
Condensed consolidated balance sheets (extract)
Real estate properties development completed	(a)	546,970	163,534	710,504
Real estate properties under development	(a)	2,328,697	1,366,120	3,694,817
Accounts receivable	(a),(b)	54,762	(17,254)	37,508
Contract assets	(c)	-	16,990	16,990
Other deposits and prepayments	(a)	142,501	26,604	169,105
Deferred tax assets	(d)	140,899	1,873	142,772
Customer deposits	(a)	654,703	1,984,801	2,639,504
Other payable and accrued liabilities	(a)	266,040	507	266,547
Deferred tax liabilities	(d)	241,199	(99,795)	141,404
Income tax payable	(a)	130,764	(15,886)	114,878
Non-controlling interest	(Note 15)	54,915	(36,261)	18,654
Retained earnings	(a),(b),(c),(d)	350,443	(269,824)	80,619
Accumulated other comprehensive income	(a),(b),(c),(d)	13,925	(5,675)	8,250

Condensed consolidated statement of comprehensive income (extract)
Revenue	(a),(b)	892,075	(362,146)	529,929
Cost of revenue	(a)	(745,253)	363,407	(381,846)
Selling and distribution expenses	(c)	(27,980)	1,671	(26,309)
Income taxes	(d)	(25,919)	(1,268)	(27,187)
Net loss		(23,681)	1,664	(22,017)
Net loss attributable to non-controlling interest	(Note 15)	5,263	(442)	4,821
Net loss attributable to Xinyuan Real Estate Co., Ltd. Shareholders		(18,418)	1,222	(17,196)

The nature of the adjustments as at January 1, 2018 and the reasons for the significant changes in the condensed consolidated balance sheet as of June 30, 2018 and the condensed consolidated statement of comprehensive income for the six months ended June 30, 2018 are described below:

(a)Real estate sales

A significant portion of the Group’s revenue is derived from real estate sales of development properties in the PRC. Prior to the adoption of ASC 606, the Group recognizes revenue using the percentage-of-completion ("POC”) method on the sale of individual units when (i) construction is beyond a preliminary stage; and (ii) the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit; and (iii) sufficient units have already been sold to assure that the entire property will not revert to rental property; and (iv) sales prices are collectible; and (iv) aggregate sales proceeds and costs can be reasonably estimated. Under ASC 606, to recognize revenue over time similar to the POC method, contractual provisions need to provide the Group with an enforceable right to payment. Historically, the Group’s contracts did not include an enforceable right to payment. For all contracts executed starting from January 1, 2018, the Group modified certain terms to establish an enforceable right to payment for performance completed to date, including a reasonable profit. Under ASC 606, the Group recognizes revenue on an “over time” basis prospectively for these new contracts by using cost inputs to measure progress towards the completion of the performance obligation. Upon adoption of ASC 606, for those contracts that did not include enforceable right to payment terms, revenue is recognized at a point in time when title to the property is transferred to the buyer. Therefore, real estate properties development completed and real estate properties under development increased by US$35.1 million and US$1,176.1 million, respectively, accounts receivable decreased by US$91.1 million, other deposit and prepayment increased by US$24.5 million, other payables and accrued liabilities increased by US$0.8 million, customer deposits increased by US$1,602.0 million, income tax payable decreased by US$18.5 million, accumulated other comprehensive income decreased by US$10.9 million and retained earnings decreased by US$320.2 million as of January 1, 2018.

As of June 30, 2018, ASC 606 increased real estate properties development completed and real estate properties under development by US$163.5 million and US$1,366.1 million, respectively, decreased accounts receivable by US$23.7 million, increased other deposits and prepayments by US$26.6 million, increased other payable and accrued liabilities by US$0.5 million, increased customer deposits by US$1,984.8 million, decreased income tax payable by US$15.9million, decreased accumulated other comprehensive income by US$7.0 million, decreased revenue by US$366.1 million, decreased cost of revenue by US$363.4 million and decreased retained earnings by US$322.9 million.

F-12

For real estate sales of development properties in the U.S., under ASC 605 and 606, revenue was recognized at a point in time upon meeting relevant revenue recognition criteria, which is generally when title to the property is transferred to the buyer.

(b)Real estate management services income

In light of ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, the Group reassessed its exposure to credit risk for the services that will be transferred to the customer, specifically, evaluating the customer’s ability and intention to pay the contract consideration when it is due. As a result of this evaluation, the Group will recognize revenue in the amount to which the Group has a right to invoice and corresponds directly with the value of performance completed. Upon adoption of ASC 606, the Group increased accounts receivable, accumulated other comprehensive income and retained earnings by US$2.6 million, US$0.1 million and US$1.9 million, respectively, as of January 1, 2018.

As of June 30, 2018, ASC 606 increased accounts receivable, accumulated other comprehensive income, revenue and retained earnings by US$6.4 million, US$0.1 million US$4.0 million and US$5.9 million, respectively.

(c)Incremental cost to obtain a contract

The Group pays sales commission to its real estate sales agencies for each real estate sales contract. Prior to the adoption of ASC 606, the Group immediately expensed sales commissions (included under selling and distribution expense) when incurred. Under ASC 606, the Group assessed that sales commission to its real estate sales agencies qualified as an incremental cost of obtaining a contract with customer. Therefore, upon adoption of ASC 606, the Group increased contract assets, accumulated other comprehensive income and retained earnings by US$15.6 million, US$0.4 million and US$11.3 million, respectively, as of 1 January 2018.

As of June 30, 2018, ASC 606 increased contract assets, accumulated other comprehensive income and retained earnings by US$17.0 million, US$0.2 million and US$13.0 million, respectively, and decreased selling and distribution expenses by US$1.7 million.

(d)Income taxes

The tax effects of the adjustments at the applicable statutory tax rates were also reflected. Upon adoption of ASC 606, the Group increased deferred tax assets by US$68.2 million, decreased deferred tax liabilities by US$36.1 million, increased accumulated other comprehensive income by US$3.4 million and increased retained earnings by US$100.9 million as of 1 January 2018. And the Group increased deferred tax assets by US$1.9 million, decreased deferred tax liabilities by US$99.8 million, increased income taxes by US$1.3 million, increased accumulated other comprehensive income by US$0.1 million and increased retained earnings by US$100.3 million as of June 30, 2018.

3.	Short-term investments

The short-term investments represent investments in REITs publicly traded on the Hong Kong Stock Exchange, money market instruments, publicly traded debt, equity securities, and an investment product, which are expected to be realized in cash during the next 12 months.

The Company accounts for the short-term investments in accordance with ASC subtopic 320-10, Investments-Debt and Equity Securities: Overall. The Company classified all its short-term investments as trading securities, which are bought and held principally for the purpose of selling them in the near term.

ASC 820 Fair Value Measurement establishes three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2–Include observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches for measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company uses quoted prices in active markets for identical assets (consistent with the Level 1 definition in the fair value hierarchy) to measure the fair value of its investments on a recurring basis pursuant to ASC 820. The Company has measured the investment product at fair value on a recurring basis based on the discounted cash flow model using unobservable inputs (Level 3).

The following tables present the Company’s short-term investments measured and recorded at fair value on a recurring basis using the above input categories as of December 31, 2017 and June 30, 2018:

	December 31, 2017
	US$ (Audited)
	Quoted Price in Active Market for Identical Assets (Level 1)	Significant Other Observable Input (Level 2)	Significant Unobservable Input (Level 3)
Trading securities:
Debt securities	888,067	-	-
REITs	21,239,128	-	-
Money market instruments	26,577,133	-	-
Equity securities	9,035,230	-	-

Total	57,739,558	-	-

F-13

	June 30, 2018
	US$ (Unaudited)
	Quoted Price in Active Market for Identical Assets (Level 1)	Significant Other Observable Input (Level 2)	Significant Unobservable Input (Level 3)
Trading securities:
REITs	19,988,652	-	-
Equity securities	3,687,946	-	-
Investment product	-	-	75,567,512

Total	23,676,598	-	75,567,512

The following table presents a reconciliation of the assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended June 30, 2018:

US$ (Unaudited)
Balance as of December 31, 2017	-
Recognized during the year	75,567,512
Unrealized gain	-
Effect of foreign currency translation	-
Balance as of June 30, 2018 (unaudited)	75,567,512
The amount of total unrealized gain for the six months ended June 30, 2018 included in gain (unaudited)	-

The following summarizes the short-term investments measured at fair value at December 31, 2017 and June 30, 2018:

	December 31, 2017
	US$ (Audited)
	Aggregate fair value	Cost	Unrealized gain in profit
Trading securities:
Debt securities	888,067	784,946	103,121
REITs	21,239,128	20,044,583	1,194,545
Money market instrument	26,577,133	26,574,990	2,143
Equity securities	9,035,230	8,239,060	796,170

Total	57,739,558	55,643,579	2,095,979

	June 30, 2018
	US$ (Unaudited)
	Aggregate fair value	Cost	Unrealized loss in profit
Trading securities:
REITs	19,988,652	20,450,551	(461,899)
Equity securities	3,687,946	4,163,356	(475,410)
Investment product	75,567,512	75,567,512	-

Total	99,244,110	100,181,419	(937,309)

During the six months ended June 30, 2018, US$1,711,248 (June 30, 2017: US$2,844,695) net realized gain and US$937,309 (June 30, 2017: US$1,777,579 unrealized gain) unrealized loss for trading securities are included in earnings.

F-14

4.	Real estate properties development completed and under development

The following summarizes the components of real estate properties under development at December 31, 2017 and June 30, 2018:

	December 31,	June 30,
	2017	2018
	US$	US$
	(Audited)	(Unaudited)
Development completed:
Zhengzhou Century East A	2,293,021	3,977,694
Suzhou International City Garden	441,934	763,455
Jinan Xinyuan Splendid	4,349,276	4,824,403
Zhengzhou Xin City	15,052,135	14,776,071
Beijing Xindo Park	52,675,024	44,193,142
Suzhou Lake Royal Palace	3,400,095	6,927,991
Xingyang Splendid I	15,528,607	16,642,591
Zhengzhou Thriving Family	16,834,270	15,175,202
Shanghai Yipin Royal Palace	90,003,702	84,889,804
New York Oosten	131,656,360	125,898,187
Chengdu Thriving Family	146,791,480	102,485,820
Sanya Yazhou Bay No.1	97,350,745	98,910,945
Xi’an Metropolitan	127,107,105	111,610,957
Kunshan Royal Palace	9,782,983	-
Jinan Xin Central	77,779,716	72,846,860
Changsha Xinyuan Splendid	49,346,740	6,581,082

Real estate properties development completed	840,393,193	710,504,204

Underdevelopment:
Current:
Xuzhou Colorful City	39,903,835	47,011,818
Xingyang Splendid II	49,848,748	36,952,154
Xingyang Splendid III	47,475,624	54,184,442
Xingyang Splendid IV	8,433,926	9,599,483
Zhengzhou Xindo Park	86,116,485	41,234,938
Jinan Royal Palace	227,113,681	297,103,105
Zhengzhou Fancy City I	43,895,304	21,122,342
Tianjin Spring Royal Palace I	26,044,650	85,023,144
Henan Xin Central I	54,380,998	44,542,549
Henan Xin Central II	68,783,659	85,978,280
Zhengzhou Fancy City II (South)	16,036,363	84,930,686
Zhengzhou Fancy City II (North)	52,672,711	62,014,286
Kunshan Xindo Park	84,020,974	89,899,097
Zhengzhou International New City I	173,061,962	263,272,717
Zhengzhou International New City II	135,671,000	157,446,599
Tongzhou Xinyuan Royal Palace	200,296,958	206,465,605
Changsha Mulian Royal Palace	89,289,525	101,677,999
XIN Eco Marine Group Properties Sdn Bhd	11,135,393	11,803,837
Hudson Garden Project	84,953,745	94,467,300
Flushing Project	83,282,854	87,878,498
Changsha Furong Thriving Family	59,459,200	65,576,795
Zhengzhou International New City III A	74,241,651	79,674,714
Zhuhai Xin World	93,205,573	97,284,719
Xinyuan Chang’an Royal Palace	134,714,398	139,437,782
Kunshan Xinyu Jiayuan	137,704,916	144,945,052
Zhengzhou International New City Pending Staging	216,520,610	427,955,252
Zhengzhou Hangmei Project	42,437,196	58,489,947
Xinyuan Golden Water View City	337,850,952	379,930,614
Suzhou Yinhewan Project	42,061,346	41,367,108
Xi’an Metropolitan II	5,543,530	5,549,961
Zhengzhou International New City III B	80,790,689	81,177,016
Zhengzhou International New City III C	39,551,333	45,911,787
Zhengzhou International New City III D	31,316,650	35,688,774
Tianjin Spring Royal Palace II	42,704,121	50,994,340
Zhengzhou Fancy City III	-	73,045,937
Jinan Zhangqiu Project	-	10,322,769
Suzhou Liuyuan Project	-	36,843,487
Wuhan New Project	-	114,123,333

	2,920,520,560	3,770,928,266
Profit recognized	396,756,891	25,484,914
Progress billings	(1,321,276,798)	(101,596,622)

Total real estate properties under development	1,996,000,653	3,694,816,558

Total real estate properties development completed and under development	2,836,393,846	4,405,320,762

F-15

As of June 30, 2018, land use rights included in the real estate properties under development totaled US$2,367,872,202 (December 31, 2017: US$1,761,525,629).

As of June 30, 2018, land use rights with an aggregate net book value of US$935,112,550 (December 31, 2017: US$908,833,863) were pledged as collateral for certain bank loans and other debts.

5.	Long-term investment

As of December 31, 2017 and June 30, 2018, the long-term investment consisted of the following:

	Initial Cost	Ownership	December 31, 2017
	US$		US$
Cost method investees
Zhengzhou Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648
Zhengzhou Taike Real Estate Co., Ltd.	738,073	3.75%	738,073
Equity method investee
Shenzhen Zhong An Financial Lease Co., Ltd.	7,639,186	25%	8,207,136
Zhengzhou Xinci Health Service Co. Ltd.	1,290,135	60%	1,202,661
Shenzhen Qianhai Jingjie City Renewal Investment Partnership (limited partnership)	8,118,800	n/a	8,118,800
Qingdao Huiju Zhihui City Industrial Development Co., Ltd.	413,210,492	49%	412,593,226
Wuhu Penghong Investment Center (Limited Partnership)	30,608,185	n/a	30,608,185
Wuhu Penghua Tenth Investment Center (Limited Partnership)	367,298,216	n/a	367,298,216
Chengdu Xinyuan Renju Enterprise management Co., Ltd.	765,205	10%	765,205
Total			829,773,150

F-16

	Initial Cost	Ownership	June 30, 2018
	US$		US$
Cost method investees
Zhengzhou Lianhe Real Estate Co., Ltd. (“Zhengzhou Lianhe”)	241,648	1.85%	302,270
Zhengzhou Taike Real Estate Co., Ltd. (“Zhengzhou Taike”)	738,073	3.75%	755,675
Equity method investees
Shenzhen Zhong An Financial Lease Co., Ltd.	7,639,186	25%	7,683,611
Zhengzhou Xinci Health Service Co. Ltd.	1,290,135	60%	1,004,446
Shenzhen Qianhai Jingjie City Renewal Investment Partnership (limited partnership)	8,118,800	n/a	8,312,426
Qingdao Huiju Zhihui City Industrial Development Co., Ltd.	505,162,873	49%	496,924,847
Wuhu Penghong Investment Center (Limited Partnership)	30,608,185	n/a	28,107,732
Wuhu Penghua Tenth Investment Center (Limited Partnership)	214,257,292	n/a	208,024,894
Chengdu Xinyuan Renju Enterprise management Co., Ltd.	765,205	10%	755,675
Zhengzhou Jiahe Real Estate Co., Ltd	44,291,183	33.5%	42,180,548
Suzhou Hengwan Real Estate Co., Ltd	18,613,537	16.66%	17,487,133
Madison Developments Limited.	19,095,969	50%	18,891,428
Henan Qingning Apartment Management Co., Ltd.	3,224,895	51%	3,084,379
Suzhou Litai Real Estate Co., Ltd.	9,284,103	19.99%	8,992,734
Total			842,507,798

Cost method investees

As of June 30, 2018 and December 31, 2017, the Company beneficially owned a 1.85% and 3.75% equity interest in Zhengzhou Lianhe and Zhengzhou Taike, respectively. The Company accounts for its investments in these companies under cost method of accounting. The Company adopted ASU 2016-01 and chose to measure its cost method investments which do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company.

The following table summarizes the movement of the Company’s investment in Zhengzhou Lianhe and Zhengzhou Taike for the six months ended June 30, 2018:

June 30, 2018
US$
Balance as of January 1, 2018	979,721
Impairment on cost method investments	-
Exchange translation adjustment	78,224
Balance as of June 30, 2018 (Unaudited)	1,057,945

There were no impairment indicators associated with Zhengzhou Lianhe and Zhengzhou Taike as of June 30, 2018.

Equity method investees

On January 11, 2016, the Group together with two other entities established a joint venture called Shenzhen Zhong An Financial Lease Co., Ltd. (“Shenzhen Zhong An”), in which the Group holds a 25% equity interest. The purpose of the joint venture is to undertake financial lease businesses.

On November 3, 2016, the Company together with two third parties established Zhengzhou Xinci Health Service Co., Ltd. (“Zhengzhou Xinci”) to provide health service in Zhengzhou, in which the Company holds a 60% equity interest and injected capital amounted US$1,290,135 in 2017. Based on the articles of association, Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over Zhengzhou Xinci’s operation and financial decisions and accounted for it as an equity method investment.

On January 9, 2017, the Company set up a limited partnership, Shenzhen Qianhai Jingjie City Renewal Investment Partnership (“Shenzhen Qianhai”), with third parties and made a capital injection of US$8,118,800. Shenzhen Qianhai will focus on investment in real estate renewal projects in Shenzhen city. The Company has significant influence over Shenzhen Qianhai operating and financial decisions and accounted for it as an equity method investment.

On April 19, 2017, the Company signed an agreement to acquire up to 70% equity interest of Qingdao Huiju Zhihui City Industrial Development Co., Ltd. (“Qingdao Huiju”), which is developing a real estate project in Qingdao city from Beijing Huiju Technology Industry Development Co., Ltd., a non-affiliated company for a consideration of US$505.2 million. As of June 30, 2018, US$505.2 million had been paid and a 49% equity interest has been transferred to the Company. Based on the articles of association, the Company cannot exercise control of Qingdao Huiju until it acquires the entire 70% equity interest, but has the ability to exercise significant influence over Qingdao Huiju’s operating and financial decisions and accounted for it as an equity method investment.

F-17

On September 4, 2017, the Company with two non-affiliated companies, established a limited partnership, Wuhu Penghong Investment Center (Limited Partnership) (“Wuhu Penghong”), in which the Company and the other two partners each invested US$30.6 million, US$91.8 million and US$3.1 million in cash, respectively. The other two partners hold substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghong under the equity method. On September 8, 2017, Wuhu Penghong acquired 90.57% equity interest of Guangzhou Huanglong Information Technology Co., Ltd. (“Guangzhou Huanglong”) for a total cash consideration of US$19.7 million.

On December 27, 2017, the Company with a non-affiliated company, established a limited partnership, called Wuhu Penghua Tenth Investment Center (Limited Partnership) (“Wuhu Penghua”), where the Company and the other partner invested US$367.3 million and US$153.0 million in cash, respectively. In the second quarter of 2018, Wuhu Penghua refunded US$158.6 million and US$111.0 million to the Company and the other partner. The other partner holds substantive participating rights whereas the Company only exercises significant influence, and therefore, accounted for its investment in Wuhu Penghua under the equity method. In December 2017, Wuhu Penghua and the Company made capital contributions amounting to US$6.9 million and US$0.8 million, representing a 90% and 10% equity interest in Chengdu Xinyuan Renju Enterprise Management Co., Ltd. (“Chengdu Renju”), respectively. The Company exercises significant influence and accounted for its investment in Chengdu Renju using equity method.

On December 31, 2017, the Company signed an agreement to acquire up to 51% equity interest of Zhengzhou Jiahe Real Estate Co., Ltd (“Zhengzhou Jiahe”), which is developing a real estate project in Zhengzhou city from three natural persons, non-related parties for a consideration of US$117.1 million. As of June 30, 2018, US$44.3 million had been paid in exchange for 33.5% equity interest that has been transferred to the Company. Based on the articles of association, the Company cannot exercise control of Zhengzhou Jiahe, but has the ability to exercise significant influence over Zhengzhou Jiahe’s operating and financial decisions and accounted for it as an equity method investment.

On March 20, 2018, the Company acquired 16.66% equity interest in Suzhou Hengwan Real Estate Co., Ltd (“Suzhou Hengwan”), which is developing a real estate project in Suzhou city from Suzhou Hengwan Enterprise Management Consulting Co., Ltd., a non-affiliated company for a consideration of US$18.6 million. Based on the articles of association, the Company cannot exercise control of Suzhou Hengwan, but has the ability to exercise significant influence over Suzhou Hengwan’s operating and financial decisions and accounted for it as an equity method investment.

On March 21, 2018, the Company acquired 50% equity interest in Madison Developments Limited (“MDL”), which is developing a real estate project in London, England from ED Jersey Limited, a non-affiliated company for a consideration of US$19.1 million. Based on the articles of association, the Company cannot exercise control of MDL, but has the ability to exercise significant influence over MDL’s operating and financial decisions and accounts for it as an equity method investment.

On April 26, 2018, the Company acquired 51% equity interest in Henan Qingning Apartment Management Co., Ltd. (“Henan Qingning”), which is operating rental apartments in Henan Province, from one natural person and Henan Yangjian Industry Co., Ltd., a non-affiliated company, for a consideration of US$3.2 million. Based on the articles of association, the Company cannot exercise control of Henan Qingning, but has the ability to exercise significant influence over Henan Qingning’s operating and financial decisions and accounted for it as an equity method investment.

On May 31, 2018, the Company acquired 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd (“Suzhou Litai”), which is developing a real estate project in Suzhou city from Yongwei Real Estate (Suzhou) Co., Ltd., a non-affiliated company, for a consideration of US$9.3 million. Based on the articles of association, the Company cannot exercise control of Suzhou Litai, but has the ability to exercise significant influence over Suzhou Litai’s operating and financial decisions and accounted for it as an equity method investment.

F-18

For the periods presented, management noted no indicators of impairment related to these investments.

6.	Short-term bank loans and other debt

Short-term bank loans represent amounts due to various banks and short-term other debt represent amounts due to trust companies, which are due on the dates indicated below. Short-term bank loans and other debt as of December 31, 2017 and June 30, 2018 consisted of the following:

	December 31,	June 30,
	2017	2018
	US$	US$
Loan from The Bank of East Asia
Due June 1, 2018, at 1.10% plus 3 month LIBOR (2)	34,421,617	-
Due June 1, 2019, at 1.10% plus 3 month LIBOR (2)	-	34,421,617
Due September 27, 2018, at 1.10% plus 3 month LIBOR (3)	24,294,636	24,294,636
Due January 10, 2019, at 1.10% plus 3 month LIBOR (4)	-	3,174,803

	58,716,253	61,891,056

Loan from Huarong International Trust Co., Ltd. Limited
Due August 9, 2018, at 8.50% per annum (1)	20,522,788	-

Loan from Henan Zhongyuan Microfinance Co., Ltd.
Due July 27, 2018, at 10.00% per annum	7,652,046	7,556,687

Loan from Zhongyuan Aviation Leasing Co.,Ltd.
Due November 23, 2018, at 10.00% per annum (5)	15,304,092	15,113,502

Loan from Bridge Trust Co., Ltd.
Due May 29, 2018, at 9.50% per annum (1)	41,933,213	-
Due November 29, 2018, at 9.50% per annum (1)	45,912,277	-
	87,845,490	-

Loan from China Huarong Asset Management Co., Ltd.Shaanxi Branch
Due December 14, 2018, at 11.50% per annum	15,304,092	15,113,502

Loan from Kunlun Trust Co., Ltd.
Due December 28, 2018, at 8.20% per annum	38,260,231	67,663,150

Uncommitted on-demand revolving facilities from Bank of China International Limited
1.00% plus LIBOR (1)	3,935,538	-
1.00% plus HIBOR (1)	217,765	-
	4,153,303	-

Total short-term bank loans and other debt	247,758,295	167,337,897

F-19

(1)	These loans were paid in full during first half year of 2018.

(2)	The loan contract with the Bank of East Asia was amended to extend the maturity date of the loan. Such amendments did not result in a debt extinguishment pursuant to ASC 470-50, Debt – Modifications and Exchanges. Pursuant to the amended loan contract, this loan is denominated in US$ and is secured by restricted cash of US$38,237,161 (December 31, 2017: US$38,719,354).

(3)	Pursuant to the agreements with the Bank of East Asia this short-term debt is denominated in US$ and is secured by restricted cash of US$25,735,272 (December 31, 2017: US$26,059,808).

(4)	Pursuant to the agreements with the Bank of East Asia this short-term debt is denominated in US$ and is secured by restricted cash of US$3,324,971 (December 31, 2017: nil).

(5)	Pursuant to the agreements with Zhongyuan Aviation Leasing Co.,Ltd. this short-term debt is secured by the Group’s 100% equity interest of Zhengzhou Shengdao Real Estate Co., Ltd. and the Zhengzhou Shengdao’s account receivables due from homebuyers amounting to US$16,792,923 (December 31, 2017: US$17,004,691).

As of June 30, 2018, except when otherwise indicated, the Group’s short-term bank loans and other debts were denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$834,534 (December 31, 2017: US$318,402), land use rights with net book value of US$1,106,743 (December 31, 2017: US$22,192,013), account receivables due from homebuyers amounting to US$16,792,923 (December 31, 2017: US$17,004,691), the Group’s real estate properties development completed with net book value of US$8,707,420 (December 31, 2017: US$83,542,622), and the Group’s real estate properties held for lease with net book value of nil (December 31, 2017: US$102,285,772).

The weighted average interest rate on short-term bank loans and other debt as of June 30, 2018 was 6.55% (December 31, 2017: 7.67%).

F-20

7.	Long-term bank loans

Long-term bank loans as of December 31, 2017 and June 30, 2018 consisted of the following:

	December 31,	June 30,
	2017	2018
	US$	US$
Loan from Industrial and Commercial bank of China (“ICBC”)
Due December 26, 2021, at 6.175% per annum (1)	147,938,539	133,500,589
Due December 22, 2021, at 6.175% per annum (1)	73,970,800	66,753,317
Due December 30, 2021, at 6.60% per annum (1)	68,051,177	61,410,694
Due December 22, 2021, at 9.80% per annum (8)	-	55,013,149
	289,960,516	316,677,749
Loan from China Guangfa Bank
Due December 15, 2018, at 4.75% per annum (5)	8,539,683	-
Due October 20, 2019, at 6.4125% per annum (2)	14,691,929	13,058,066

	23,231,612	13,058,066
Loan from Bank of China
Due March 27, 2018, at 5.23% per annum (5)	22,956,138	-
Due July 6, 2020, at 5.46% per annum (5)	22,956,138	-
Due March 30, 2020, at 6.65% per annum (1)	-	45,340,507
	45,912,276	45,340,507

Loan from Bank of Bohai
Due March 14, 2019 at 5.415% per annum (6)	39,025,435	30,982,680

Loan from Bank of Beijing
Due February 14, 2020 at 4.75% per annum (1)	49,374,063	48,759,181

Loan from The Bank of East Asia
Due April 26, 2018, at 1.25% plus 3 month LIBOR (5)	13,250,000	-
Due June 1, 2018, at 1.25% plus 3 month LIBOR (4)	9,675,655	-
Due June 1, 2019, at 1.25% plus 3 month LIBOR (3),(4)	-	9,675,654
Due June 5, 2018, at 1.25% plus 3 month LIBOR (4)	10,000,000	-
Due June 5, 2019, at 1.25% plus 3 month LIBOR (3),(4)	-	10,000,000
Due August 15, 2018, at 1.25% plus 3 month LIBOR (3)	20,000,000	20,000,000
Due August 30, 2018, at 1.10% plus 3 month LIBOR (3)	9,700,000	9,700,000
Due September 19, 2018, at 1.10% plus 3 month LIBOR (3)	2,220,000	2,220,000

	64,845,655	51,595,654

Loan from Ping An Bank Co., Ltd.
Due May 31, 2021, at 6.8875% per annum (1)	-	90,681,014

Loan from China Construction Bank
Due April 4, 2019, at 6.175% per annum (1)	-	35,516,731
Due July 2, 2021, at 6.65% per annum(7)	-	58,942,659
Due August 31, 2021, at 7.9% per annum	-	18,136,203
	-	112,595,593
Loan from Bank of Minsheng Xi'an Branch
Due June 14, 2031, at 8.50% per annum (9)	-	66,197,141

Total	512,349,557	775,887,585
Less: current portion of long-term bank loans	(501,330,611)	(478,363,177)

Total long-term bank loans	11,018,946	297,524,408

F-21

(1)	Pursuant to the loan contracts, if the Group achieves an agreed upon sales target from the sales of the underlying real estate properties under development, the Group has an obligation to repay the loan before the maturity date. Therefore, the respective current portions of these loans have been classified as current liabilities as of June 30, 2018.

(2)	Pursuant to the agreements with China Guangfa Bank this long-term bank loan is secured by the Group’s 100% equity interest of Zhengzhou Kangshengboda Real EstateCo., Ltd. According to the repayment schedule, US$4,352,689 will be due within the next 12 months and has been classified as current liabilities as of June 30, 2018.

(3)	Pursuant to the loan contract with The Bank of East Asia, these five loans from The Bank of East Asia, amounting to US$9.7 million, US$10.0 million, US$20.0 million, US$9.7 million and US$2.2 million respectively, are denominated in US$ and are secured by restricted cash of US$10,775,927 (December31, 2017:US$10,911,818), US$11,138,651 (December31, 2017: US$11,279,116), US$22,277,303 (December 31, 2017: US$22,558,232), US$10,803,132 (December 31, 2017: US$10,939,365), and US$2,472,569 (December 31, 2017: US$2,503,750), respectively.

(4)	The loan contract with the Bank of East Asia was amended to extend the maturity date of the loan. The Company accounted for the amendments, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt – Modifications and Exchanges.

(5)	These loans were paid in full as of June 30, 2018.

(6)	Pursuant to the agreement with Bank of Bohai, the debt is secured by US$1,349,636 restricted cash (December 31, 2017: US$1,366,655) and partially repaid in 2018.

(7)	Pursuant to the agreement with China Construction Bank, the debt is secured by US$19,647,553 restricted cash (December 31, 2017: nil).

(8)	Pursuant to the agreement with ICBC, the debt is secured by US$75,567,512 restricted cash (December 31, 2017: nil).

(9)	Pursuant to the agreement with Bank of Minsheng Xi'an Branch this long-term bank loan is secured by the Group’s 65.98% equity interest of Shaanxi Zhongmao. According to the repayment schedule, US$2,115,890 will be due within the next 12 months and has been classified as current liabilities as of June 30, 2018.

As of June 30, 2018, except when otherwise indicated, the Group’s long term bank loans were all denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$2,015,848 (December 31, 2017: US$399,622), account receivables due from homebuyers amounting to US$82,746,426 (December 31, 2017:nil), the Group’s real estate properties development completed with net book value of US$34,118,561 (December 31, 2017:nil), the Group’s real estate properties held for lease with net book value of US$99,415,952 (December 31, 2017:nil) and land use rights with net book value of US$180,425,737 (December 31, 2017: US$114,610,709).

The interest rates of these bank loans are adjustable based on the range of 100% to 206% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of June 30, 2018 was 6.48% (December 31, 2017: 5.43%).

F-22

8.	Other long-term debt

As of December 31, 2017 and June 30, 2018, other long-term debt consisted of the following:

	December 31,	June 30,
	2017	2018
	US$	US$
	(Audited)	(Unaudited)
August 2019 Senior Notes due on August 30, 2019 at 8.125%	295,270,134	296,245,772
February 2021 Senior Secured Notes due on February 28, 2021 at 7.75%	286,865,011	287,753,410
November 2020 Senior Secured notes due on November 22, 2020 at 8.875%	293,742,826	294,887,384
March 2020 Senior Secured Notes due on March 12, 2020 at 9.875%	-	196,447,040
Corporate bonds due on December 28, 2020 at 7.50%	152,661,716	150,891,610
Corporate bonds due on January 27, 2021 at 7.47%	107,005,532	105,764,686
Corporate bonds due on March 14, 2021 at 7.09%	76,420,211	75,534,045
Corporate bonds due on August 15, 2019 at 8.20%	226,122,693	223,448,279
Corporate bonds due on April 7, 2020 at 8.20%	172,188,160	166,206,677
Collateralized loan due on May 10, 2018 at 7.501% (1)	28,312,572	-
Collateralized loan due on May 22, 2020 at 8.50% (2)	135,992,164	226,702,536
Collateralized loan due on November 6, 2018 at 8.20%	6,387,795	6,308,244
Collateralized loan due on January 4, 2019 at 8.20%	2,794,660	2,759,857
Collateralized loan due on July 31, 2021 at 8.00% (3)	48,973,095	38,690,566
Collateralized loan due on August 2, 2021 at 8.00% (4)	5,662,515	4,473,598
Collateralized loan due on September 6, 2019 at 8.50%	15,304,092	15,113,502
Collateralized loan due on October 30, 2019 at 9.00%	2,479,263	2,448,387
Collateralized loan due on November 2, 2019 at 9.00%	28,128,922	27,778,618
Collateralized loan due on November 23, 2024 at 6.90%	40,173,242	37,028,081
Collateralized loan due on March 17, 2020 at 7.37%	35,199,412	34,761,056
Collateralized loan due on November 30, 2019 at 10.32% (5)	214,257,293	241,680,017
Collateralized loan due on November 30, 2019 at 10.00% (5)	45,912,277	45,340,507
Non-controlling shareholder’s loan due on May 30, 2019 at 8.50% (1), (6)	246,778,489	76,957,954
Kent EB-5 LLC loan due on January 23, 2020 at 5.95% (1), (7)	10,000,000	9,500,000
Kent EB-5 LLC loan due on April 30, 2020 at 5.95% (7)	5,000,000	5,000,000
Kent EB-5 LLC loan due on June 25, 2020 at 5.95% (7)	5,000,000	5,000,000
Kent EB-5 LLC loan due on August 4, 2020 at 5.95% (7)	5,000,000	5,000,000
Kent EB-5 LLC loan due on August 20, 2020 at 5.95% (7)	5,000,000	5,000,000
Kent EB-5 LLC loan due on October 1, 2020 at 5.95% (7)	10,000,000	10,000,000
Kent EB-5 LLC loan due on November 23, 2020 at 5.95% (7)	10,000,000	10,000,000
Kent EB-5 LLC loan due on March 15, 2021 at 5.95% (7)	9,500,000	9,500,000
Kent EB-5 LLC loan due on September 12, 2021 at 5.95% (7)	500,000	500,000
Ozarks loan due on March 24, 2020 at 4.50% plus 1 month LIBOR (8)	22,283,892	23,139,318
Bank Direct Capital Finance loan due on January 1, 2020 at 4.19% (9)	2,801,117	2,380,790

Total principal of other long-term debt	2,551,717,082	2,642,241,934
Less: current portion of other long-term debt	(1,146,902,643)	(1,212,015,640)
Total other long-term debt	1,404,814,439	1,430,226,294

F-23

(1)	These loans were paid in full or partially repaid during first half year of 2018.

(2)	Pursuant to the agreements with Ping’an Trust Co., Ltd., this other long-term debt is secured by the Group’s equity interest in Qingdao Huiju.
(3)	Pursuant to the entrust loan agreements with CITIC Trust Co.,Ltd., the debt is secured by the Group’s equity interest in Henan Xinyuan Guangsheng Real Estate Co., Ltd. and US$15,113,502 restricted cash (December 31, 2017: US$15,304,092).
(4)	Pursuant to the entrust loan agreements with CITIC Trust Co.,Ltd., the debt is secured by the Group’s equity interest in Henan Xinyuan Guangsheng Real Estate Co., Ltd.
(5)	Pursuant to the agreements with Ping’an Trust Co., Ltd., the debt is secured by the Group’s 51% equity interest of Henan Renxin Real Estate Co.,Ltd..
(6)	Pursuant to the agreements with Ping’an Trust Co., Ltd., which is the non-controlling shareholder of Ruihao Rongtong, this other long-term debt is secured by the Group’s 65% equity interest in Ruihao Rongtong.
(7)	Pursuant to the agreements with Kent EB-5 LLC, this other long-term debt amounting to US$59.5 million in total, is denominated in US$ with maturity dates that vary from January 23, 2020 to September 12, 2021.
(8)	Pursuant to the agreements with Bank of Ozarks (“Ozarks”), Hudson 888 Owner LLC has agreed to provide security in the form of mortgages and assignment of leases and rents. In addition, XIN Development Group International Inc., agreed to, jointly and severally, provide a number of guarantees, including carve out guaranty, completion guaranty, repayment guaranty and carry guaranty to Ozarks and its successors in relation to the mortgaged property, liabilities of and/or payments to Ozarks. The other long-term debt is denominated in US$.
(9)	Pursuant to the agreements with Bank Direct Capital Finance, this other long-term debt is denominated in US$ and unsecured, and repayable by month.

As of June 30, 2018, except when otherwise indicated and the Senior Secured Notes, the Group’s other long-term debt was all denominated in RMB and mainly secured by the Group’s land use rights with net book value of US$753,580,070 (December 31, 2017: US$772,031,141), real estate properties held for lease with net book value of US$48,005,208 (December 31, 2017: US$48,610,581), and real estate properties development completed with net book value of US$61,844,064 (December 31, 2017: US$70,161,378).

August 2019 Senior Secured Notes

On August 30, 2016, the Company issued an aggregate principal amount of US$300,000,000 of the August 2019 Senior Secured Notes. The August 2019 Senior Secured Notes bear interest at 8.125% per annum payable semi-annually. Interest will be payable on February 28 and August 30 of each year, commencing February 28, 2017.

The effective interest rate of August 2019 Senior Secured Notes is 9.06%.

The August 2019 Senior Secured Notes were issued pursuant to an indenture, dated August 30, 2016, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “August 2019 Indenture”). The Company’s obligations under the August 2019 Indenture and the August 2019 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the August 2019 Indenture. The Company’s obligations under the August 2019 Indenture and the August 2019 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

At any time prior to August 30, 2019, the Company may at its option redeem the August 2019 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the August 2019 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any August 2019 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such August 2019 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such August 2019 Senior Secured Note, plus all required remaining scheduled interest payments due on such August 2019 Senior Secured Note through the maturity date of the August 2019 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the August 2019 Indenture) plus 100 basis points, over (B) the principal amount of such August 2019 Senior Secured Note on such redemption date.

At any time prior to August 30, 2019, the Company may redeem up to 35% of the aggregate principal amount of the August 2019 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 108.125% of the principal amount of the August 2019 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the August 2019 Senior Secured Notes issued on August 30, 2016 remain outstanding after each such redemption.

F-24

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the August 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the August 2019 Secured Senior Notes.

The August 2019 Indenture, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the August 2019 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the August 2019 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the August 2019 Indenture) of 2.50 to 1.0.

February 2021 Senior Secured Notes

On February 28, 2017, the Company issued an aggregate principal amount of US$300,000,000 of the February 2021 Senior Secured Notes. The February 2021 Senior Secured Notes bear interest at 7.75% per annum payable semi-annually. Interest will be payable on February 28 and August 28 of each year, commencing August 28, 2017. The February 2021 Senior Secured Notes have a four year term maturing on February 28, 2021.

The effective interest rate of February 2021 Senior Secured Notes is 8.68%.

The February 2021 Senior Secured Notes were issued pursuant to an indenture, dated February 28, 2017, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “February 2021 Indenture”). The Company’s obligations under the February 2021 Indenture and the February 2021 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the February 2021 Indenture. The Company’s obligations under the February 2021 Indenture and the February 2021 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

At any time prior to February 28, 2021, the Company may at its option redeem the February 2021 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the February 2021 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any February 2021 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such February 2021 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such February 2021 Senior Secured Note, plus all required remaining scheduled interest payments due on such February 2021 Senior Secured Note through the maturity date of the February 2021 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the February 2021 Indenture) plus 100 basis points, over (B) the principal amount of such February 2021 Senior Secured Note on such redemption date.

At any time prior to February 28, 2021, the Company may redeem up to 35% of the aggregate principal amount of the February 2021 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 107.75% of the principal amount of the February 2021 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the February 2021 Senior Secured Notes issued on February 28, 2017 remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the February 2021 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the February 2021 Secured Senior Notes.

F-25

The February 2021 Indenture, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the February 2021 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the February 2021 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the February 2021 Indenture) of 2.0 to 1.0.

November2020 Senior Secured Notes

On November 22, 2017 and December 1, 2017, The Company issued an aggregate principal amount of US$200,000,000 and US$100,000,000 of the November 2020 Senior Secured Notes, respectively. The November 2020 Senior Secured Notes bear interest at 8.875% per annum payable semi-annually. Interest will be payable on May 22 and November 22 of each year, commencing May 22, 2018. The November 2020 Senior Secured Notes have a three year term maturing on November 22, 2020.

The effective interest rate of November 2020 Senior Secured Notes is 9.95%.

The November 2020 Senior Secured Notes were issued pursuant to an indenture, dated November 22, 2017, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “November 2020 Indenture”). The Company’s obligations under the November 2020 Indenture and the November 2020 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the November 2020 Indenture. The Company’s obligations under the November 2020 Indenture and the November 2020 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

At any time prior to November 22, 2020, the Company may at its option redeem the November 2020 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the November 2020 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any November 2020 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such November 2020 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such November 2020 Senior Secured Note, plus all required remaining scheduled interest payments due on such November 2020 Senior Secured Note through the maturity date of the November 2020 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the November 2020 Indenture) plus 100 basis points, over (B) the principal amount of such November 2020 Senior Secured Note on such redemption date.

At any time prior to November 22, 2020, the Company may redeem up to 35% of the aggregate principal amount of the November 2020 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 108.875% of the principal amount of the November 2020 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the November 2020 Senior Secured Notes issued on November 22, 2017 remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the November 2020 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the November 2020 Secured Senior Notes.

The November 2020 Indenture, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the November 2020 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the November 2020 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the February 2021 Indenture) of 2.0 to 1.0.

F-26

March 2020 Senior Secured Notes

On March 19, 2018, the Company issued an aggregate principal amount of US$200,000,000 of the March 2020 Senior Secured Notes. The March 2020 Senior Secured Notes bear interest at 9.875% per annum payable semi-annually. Interest will be payable on March 19 and September 19 of each year, commencing September 19, 2018. The March 2020 Senior Secured Notes have a two year term maturing on March 19, 2020.

The effective interest rate of March 2020 Senior Secured Notes is 11.34%.

The March 2020 Senior Secured Notes were issued pursuant to an indenture, dated March 19, 2017, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “March 2020 Indenture”). The Company’s obligations under the March 2020 Indenture and the March 2020 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the March 2020 Indenture. The Company’s obligations under the March 2020 Indenture and the March 2020 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Ltd.

At any time prior to March 19, 2020, the Company may at its option redeem the March 2020 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the March 2020 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any March 2020 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such March 2020 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such March 2020 Senior Secured Note, plus all required remaining scheduled interest payments due on such March 2020 Senior Secured Note through the maturity date of the March 2020 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the March 2020 Indenture) plus 100 basis points, over (B) the principal amount of such March 2020 Senior Secured Note on such redemption date.

At any time prior to March 19, 2020, the Company may redeem up to 35% of the aggregate principal amount of the March 2020 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 109.875% of the principal amount of the March 2020 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the March 2020 Senior Secured Notes issued on March 19, 2018 remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the March 2020 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the March 2020 Senior Secured Notes.

The March 2020 Indenture, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the March 2020 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the March 2020 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the February 2021 Indenture) of 2.0 to 1.0.

F-27

Onshore corporate Bonds

On December 28, 2015, Xinyuan (China) Real Estate, Ltd. (“Xinyuan China”) issued the first tranche of the onshore corporate bonds with an aggregate principal amount of RMB1 billion (US$154 million) due on December 28, 2020 (the “First Tranche Bonds”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2016.

 On January 27, 2016, Xinyuan China issued the second tranche of the onshore corporate bonds with an aggregate principal amount of RMB0.7 billion (US$107 million) due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. Interest is payable on January 27 of each year, commencing January 27, 2017.

On March 14, 2016, Xinyuan China issued the third tranche of the onshore corporate bonds with an aggregate principal amount of RMB0.5 billion (US$77 million) due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually. Interest is payable on March 14 of each year, commencing March 14, 2017.

The above three tranches of onshore corporate bonds were issued at par. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan China may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. Upon the second anniversary on December 28, 2017, January 27, 2018 and March 14, 2018, the first, second and third tranche of the onshore corporate bonds, respectively, have been reclassified to current liabilities.

On August 15, 2016, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB1.5 billion (US$216 million) due on August 15, 2019 (the “New Tranche”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on August 15 of each year, commencing August 15, 2017.

On April 7, 2017, Xinyuan China issued a new second tranche of onshore corporate bonds with an aggregate principal amount of RMB1.13 billion (US$173 million) due on April 7, 2020 (the “2017 Tranche”) at a coupon rate of 8.2% per annum payable annually. Interest is payable on April 7 of each year, commencing April 7, 2018.

Upon the first anniversary of the issuance of the New Tranche and 2017 Tranche, respectively, Xinyuan China may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. Therefore, the entire amount of the New Tranche and 2017 Tranche, respectively, has been classified as current liabilities for the periods presented. On August 15, 2017, Xinyuan China adjusted the annual interest rate of the New Tranche Bonds to 8.2% from 7.5%. The annual interest rate of the 2017 Tranche Bonds remained unchanged, at 8.2%. To date the Company did not repurchase any bonds.

9.	Income taxes

(a)	Effective tax rate

Our effective income tax rate (“ETR”) was 525.8% in the first six months of 2018 compared to 59.0% in the first six months of 2017. The ETR was different from the statutory tax rate of 25% due to the effects of the land appreciation tax (“LAT”), the corporate income tax (“CIT”) benefit of LAT, outside basis differences and changes in unrecognized tax benefits. The change in the effective income tax rate is primarily due to the increase of non-deductible interest expense, and the significant decrease in profit before tax mainly due to lower gross profit, significantly less interest expense qualifying for capitalization, and a material increase in foreign exchange losses due to the depreciation of the RMB against the US$.

(b)	Liability for unrecognized tax benefit

The liability for unrecognized tax benefits as of June 30, 2018 remain unchanged from December 31, 2017.

F-28

10. Related party and employee transactions

(a)	Amounts due from related parties

	December 31, 2017	June 30, 2018
	US$	US$
Current:
Beijing Starry Sky Cinema Co., Ltd. (“Starry Sky”)	5,909,736	5,549,420
Beijing Aijieli Technology Development Co., Ltd.	12,889,735	16,212,740
Beijing Ruizhuo Xitou Technology Development Co., Ltd.	10,429,990	11,355,487
Beijing Ruizhuo Xichuang Technology Development Co., Ltd.	3,576,543	5,553,607
Chengdu Renju	35,199,433	35,194,763
Guangzhou Huanglong	38,934,992	-
Qingdao Huiju	18,721,643	40,283,690
Madison Developments Limited	-	21,202,369
Zhengzhou Jiahe	-	779,255
Gongyi Gongrong Real Estate Co., Ltd.	-	155,324
Total current amounts due from related party	125,662,072	136,286,655

Non current:
Xinzheng Meihang Network Technology Co., Ltd.	24,665,944	25,716,014
Gongyi Gongrong Real Estate Co., Ltd.	-	4,304,325
Total non current amounts due from related party	24,665,944	30,020,339

Total	150,328,016	166,306,994

As of December 31, 2017, the Company advanced US$5,869,138 of working capital funds to Starry Sky. Of the amount advanced, US$1,155,459 was in the form of unsecured interest bearing loans, which has no fixed payment terms and bears interest from 7.5% to 10%. Accrued interest amounted to US$40,598 as of December 31, 2017. As of June 30, 2018, the Company advanced US$5,452,743 of working capital funds to Starry Sky. Of the amount advanced, US$1,141,069 was in the form of unsecured interest bearing loans, which has no fixed payment terms and bears interest from 7.5% to 10%. Accrued interest amounted to US$96,677 as of June 30, 2018. The remaining advances are unsecured and bear no interest.

As of December 31, 2017 and June 30, 2018, the balance due from Beijing Aijieli Technology Development Co., Ltd. (“Aijieli”), Beijing Ruizhuo Xitou Technology Development Co., Ltd. (“Xitou”) and Beijing Ruizhuo Xichuang Technology Development Co., Ltd. (“Xichuang”) are related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year. Aijieli, Xitou and Xichuang are companies owned by senior management members of the Company.

As of December 31, 2017 and June 30, 2018, the balance due from Chengdu Renju (Note 5) is related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

In 2017, the Company advanced US$38,260,231 of working capital funds to Guangzhou Huanglong (Note 5) in the form of an unsecured interest-bearing loan with a three months payment term and bears interest at 17.5%. As of December 31, 2017, the outstanding balance included accrued interest amounting to US$353,375 and a receivable amounting to US$321,386 related to construction services provided to Guangzhou Huanglong. In 2018, Guangzhou Huanglong repaid the entire outstanding balance.

As of December 31, 2017 and June 30, 2018, the balances due from Qingdao Huiju (Note 5) is related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

As of June 30, 2018, the balances due from MDL (Note 5) are related to advances for operational needs. This balance is unsecured, bears interest at 15%, and has no fixed repayment term. Accrued interest amounted to US$844,971 as of June 30, 2018.

As of June 30, 2018, the balance due from Zhengzhou Jiahe (Note 5) is related to advances for operational needs without any fixed payment terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

Xinzheng Meihang Network Technology Co., Ltd. (“Meihang”) is the non-controlling shareholder of Zhengzhou Hangmei Technology Development Co., Ltd. (“Zhengzhou Hangmei”), one of the Company’s subsidiaries. As of December 31, 2017, and June 30, 2018, the balances due from Meihang are US$24,100,060 and US$23,799,930, respectively, which have a three year payment terms, and bear interest at 11.5%. Accrued interest amounted to US$565,884 and US$1,916,084 as of December 31, 2017 and June 30, 2018, respectively.

F-29

On January 24, 2018, the Company together with Henan Gongsheng Industrial Group Limited (“Henan Gongsheng”) signed an agreement to establish Gongyi Gongrong Real Estate Co., Ltd. (“Gongyi Gongrong”). As of June 30, 2018, the Company has not made any equity contribution for its interest in Gongyi Gongrong. As of June 30, 2018, the balance due from Gongyi Gongrong amounting to US$4,304,325 are related to advances for operational needs. Gongyi Gongrong has the intention and ability to repay this outstanding balance, which has no fixed payment terms and bears interest of 15%. Accrued interest amounted to US$155,324 as of June 30, 2018.

(b)	Amounts due to related party

	December 31, 2017	June 30, 2018
	US$	US$
Current:
Suzhou Fuchao Enterprise Management Consulting Co., Ltd.	23,387,006	24,428,572
Nanjing Gold Pedestal Real Estate Development Co., Ltd.	23,388,992	22,194,795
Suzhou Country Garden Real Estate Development Co.,Ltd.	23,385,379	14,631,484
Taicang Guangyuan Real Estate Development Co., Ltd.	23,387,006	22,191,835
Suzhou Fuyi Enterprise Management Consulting Co., Ltd.	7,470,721	7,678,746
Suzhou Guozhan Commercial Plaza Development Co., Ltd.	7,470,721	7,678,746
Kunshan Shine Land Group Co., Ltd	7,470,721	7,678,746
Shanghai Cifi Enterprise Management Co., Ltd.	7,431,209	7,678,746
Shanghai Xinbi Real Estate Development Co., Ltd.	3,671,987	3,882,160
Changxing Xinbi Investment Management Partnership (limited partnership)	743,121	763,973
Foshan Shunde District Gongheng Investment Co., Ltd.	371,560	381,986

Total current amounts due to related party	128,178,423	119,189,789

Non current:
Xinzheng Meihang Network Technology Co., Ltd.	29,917,961	30,964,004

Total	158,096,384	150,153,793

On September 12, 2017, the Company sold 80% of its equity interest in Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (“Suzhou Wanzhuo”) to four non-affiliated passive investors, Suzhou Fuchao Enterprise Management Consulting Co., Ltd. (“Suzhou Fuchao”), Nanjing Gold Pedestal Real Estate Development Co., Ltd. (“Nanjing Gold Pedestal”), Suzhou Country Garden Real Estate Development Co., Ltd. (“Suzhou Country Garden”) and Taicang Guangyuan Real Estate Development Co., Ltd. (“Taicang Guangyuan”) for an aggregate cash consideration of US$23,687,327. Pursuant to the updated articles of association, the Company still exercises control over the relevant principal activities of Suzhou Wanzhuo and therefore, continues to consolidate it in its financial statements. As of December 31, 2017 and June 30, 2018, Suzhou Fuchao, Nanjing Gold Pedestal, Suzhou Country Garden and Taicang Guangyuan advanced US$92,231,041 and US$80,047,225 of working capital funds in aggregate to Suzhou Wanzhuo in the form of an unsecured interest-bearing loan, respectively, which has no fixed payment terms, and bears annual interest from 4.25% to 4.75%. Accrued interest amounted to US$1,317,340 and US$3,399,461 as of December 31, 2017 and June 30, 2018, respectively.

On December 1, 2017, the Company together with seven other non-affiliated companies, Suzhou Fuyi Enterprise Management Consulting Co., Ltd. (“Suzhou Fuyi”), Suzhou Guozhan Commercial Plaza Development Co., Ltd. (“Suzhou Guozhan”), Kunshan Shine Land Group Co., Ltd. (“Kunshan Shine”), Shanghai Cifi Enterprise Management Co., Ltd. (“Shanghai Cifi”), Shanghai Xinbi Real Estate Development Co.,Ltd. (“Shanghai Xinbi”), Changxing Xinbi Investment Management Partnership (limited partnership) (“Changxing Xinbi”), Foshan Shunde District Gongheng Investment Co., Ltd. (“Foshan Shunde”), acquired 100% of Taicang Pengchi Real Estate Co.,Limited. (“Taicang Pengchi”) for an aggregate cash consideration of US$5,222,594. The Company accounted for the acquisition of Taicang Pengchi as an asset acquisition because the only asset of Taicang Pengchi is the land. Pursuant to the articles of association, the Company exercises control over the relevant significant activities of Taicang Pengchi and therefore, consolidates it in its financial statements. As of December 31, 2017, and June 30, 2018, Suzhou Fuyi, Suzhou Guozhan, Kunshan Shine, Shanghai Cifi, Shanghai Xinbi, Changxing Xinbi, Foshan Shunde advanced US$34,630,040 and US$ 35,658,091 in aggregate of working capital funds to Taicang Pengchi in the form of an unsecured interest-bearing loan, which has no fixed payment terms, and bears interest at the PBOC demand deposit interest rate. As of December 31, 2017 and June 30, 2018, accrued interest amounted to nil and US$85,012, respectively.

F-30

Meihang is the non-controlling shareholder of Zhengzhou Hangmei, one of the Company’s subsidiaries. As of December 31, 2017, and June 30, 2018, the balances due to Meihang are US$28,968,446 and US$28,607,686, respectively, with an unsecured interest (10%) and a three year payment term. Accrued interest amounted to US$949,515 and US$2,356,318 as of December 31, 2017, and June 30, 2018, respectively.

(c)	Amounts due from employees

	December 31, 2017	June 30, 2018
	US$	US$
Advances to employees	2,174,302	3,307,123

The balance represents cash advances to employees for traveling expenses and other expenses. The balances are unsecured, bear no interest and have no fixed payment terms.

(d)	Others

On June 15, 2017, Xinyuan China, the Group’s related parties, and a third party signed a partnership agreement to form a limited partnership, Beijing Future Xinruifeng Science and Technology Development Center (Limited Partnership) (“Xinruifeng”). The related parties that are partners of Xinruifeng comprise of (i) senior management members; and (ii) Beijing Xinyuan Future Investment Management Co., Ltd. (“Xinyuan Future”), which is also owned by one senior management member of the Company. The third party and the related parties are general partners of Xinruifeng whereas Xinyuan China is a limited partner.

Pursuant to the framework agreement signed in June 2017 by Xinruifeng and Xinyuan China, both parties agreed to invest a total of RMB30 million in Xitou. After the completion of the arrangement, Xinruifeng and Xinyuan China will own 66.67% and 33.33% equity interest of Xitou, respectively. The arrangement will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Xitou for nil consideration (“Step one”); and 2) Xinruifeng will inject a capital of RMB20 million and acquire 66.67% equity interest of Xitou, and Xinyuan China will invest RMB10 million and obtain 33.33% of equity interest of Xitou (“Step two”). These two steps are inseparable and the acquisition of Xitou will be completed only after both of these two steps are completed. As of June 30, 2018, Step two is still in process. Considering Step one and Step two were entered into at the same time and in contemplation of one another, the Xitou transaction is not considered completed for accounting purposes.

Pursuant to the framework agreement signed in June 2017 by Beijing Future Xinhujin Science and Technology Development Center (Limited Partnership) (“Xinhujin”), owned by a senior management member of the Company, and Xinyuan China, both parties agreed to invest a total of RMB30 million in Xichuang. After the completion of the arrangement, Xinhujin and Xinyuan China will own 66.67% and 33.33% equity interest of Xichuang, respectively. The arrangement will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Xichuang for nil consideration (“Step one”); and 2) Xinhujin will inject a capital of RMB20 million to Xichuang and acquire 66.67% equity interest of Xichuang, and Xinyuan China will invest RMB10 million and obtain 33.33% of equity interest of Xichuang (“Step two”). These two steps are inseparable and the acquisition of Xichuang will be completed only after both of these two steps are completed. As of June 30, 2018, Step two is still in process. Considering Step one and Step two were entered into at the same time and in contemplation of one another, the Xichuang transaction is not considered completed for accounting purposes.

F-31

Pursuant to the framework agreement signed in June 2017 by Beijing Future Xinzhihui Science and Technology Development Center (Limited Partnership) (“Xinzhihui”), owned by a senior management member of the Company, and Xinyuan China, both parties agreed to invest a total of RMB40 million in Aijieli. After the completion of the arrangement, Xinzhihui and Xinyuan China will own 75% and 25% equity interest of Aijieli, respectively. The acquisition will be completed with two steps that form a single transaction designed to achieve an overall commercial effect, 1) Xinyuan China will acquire 100% equity interest of Aijieli for nil consideration (“Step one”); and 2) Xinzhihui will inject a capital of RMB30 million and acquire 75% equity interest of Aijieli, and Xinyuan China will invest RMB10 million and obtain 25% of equity interest of Aijieli (“Step two”). These two steps are inseparable and the acquisition of Aijieli will be completed only after both of these two steps are completed. As of June 30, 2018, Step two is still in process. Considering Step one and Step two were entered into at the same time and in contemplation of one another, the Aijieli transaction is not considered completed for accounting purposes.

All other related party transactions have been disclosed in Notes 2a) and 5.

11.	Earnings/(loss) per share

Basic and diluted net earnings/(loss) per share for each period presented are calculated as follows:

	Six months ended June 30,
	2017	2018
	US$	US$
	(Unaudited)	(Unaudited)
Numerator:
Net income/(loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders - basic and diluted	16,538,924	(17,196,007)
Denominator:
Number of shares outstanding, basic	128,317,210	129,606,854
Stock options	1,816,284	2,207,127
Weighted average number of RSU Stocks	1,423,997	349,420

Number of shares outstanding-diluted	131,557,491	132,163,401

Basic earnings/(loss) per share	0.13	(0.13)
Diluted earnings/(loss) per share	0.13	(0.13)

During the six months ended June 30, 2018, 180,000 (June 30, 2017: 2,126,448) stock options were excluded from the calculation of earnings per share because their effect would be anti-dilutive.

12.	Segment reporting

The Group’s long-lived assets and revenue are mainly located in and derived from the PRC. Starting in 2012, a relatively smaller portion of the Group’s long-lived assets and revenue are located in and derived from the United States. The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments in the PRC on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of Henan Province, Shandong Province, Jiangsu Province, Sichuan Province, Beijing, Hainan Province, Hunan Province, Shaanxi Province, Shanghai, Guangdong Province and Tianjin in the PRC; and the United States.

Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities.

The Group’s chief operating decision maker relies upon net sales, gross profit and net income when making decisions about allocating resources and assessing performance of the Group. Net sales for geographic segments are generally based on the location of the project development. Net income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment. Capital expenditures for each segment includes cost for acquisition of subsidiaries, vehicles, fixtures and furniture and computer network equipment and accumulation of properties held for lease related to newly completed projects.

No single customer accounted for more than 10% of net sales for the six months ended June 30, 2017 and 2018.

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Summary information by operating segment is as follows:

												United
June 30, 2018	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	Tianjin	Shaanxi	Guangdong	States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

Total revenue	140,228,789	39,520,440	146,090,415	37,438,234	13,693,957	49,280,065	42,566,423	323,478	10,991,697	8,627,461	—	9,059,555	32,108,589	529,929,103
Total cost of revenue	(101,767,210)	(31,689,395)	(100,163,514)	(41,569,598)	(9,527,601)	(17,780,943)	(34,510,447)	(139,853)	(8,436,869)	(7,639,844)	—	(9,643,313)	(18,977,519)	(381,846,106)
Gross profit	38,461,579	7,831,045	45,926,901	(4,131,364)	4,166,356	31,499,122	8,055,976	183,625	2,554,828	987,617	—	(583,758)	13,131,070	148,082,997
Operating income/(loss)	15,945,631	3,351,264	39,922,601	(5,318,747)	(21,471,467)	29,126,243	1,009,546	42,958	1,458,861	(1,520,594)	—	(3,519,757)	2,266,431	61,292,970
Total assets	3,582,988,491	665,859,036	1,148,788,934	382,544,788	329,644,913	123,813,809	292,940,732	98,449,987	198,014,138	426,812,252	126,175,849	353,982,307	418,805,184	8,148,820,420

												United
June 30, 2017	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	Tianjin	Shaanxi	Guangdong	States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

Total revenue	310,052,480	90,048,443	83,735,642	27,328,499	(358,452)	64,349,469	45,475,935	66,515	20,884,490	25,017,000	—	85,213,505	17,064,802	768,878,328
Total cost of revenue	(204,360,388)	(74,796,010)	(85,664,472)	(25,417,147)	171,568	(43,922,474)	(36,779,295)	(1,193,203)	(12,049,740)	(18,934,711)	—	(82,424,628)	(13,018,729)	(598,389,229)
Gross profit	105,692,092	15,252,433	(1,928,830)	1,911,352	(186,884)	20,426,995	8,696,640	(1,126,688)	8,834,750	6,082,289	—	2,788,877	4,046,073	170,489,099
Operating income/(loss)	81,467,812	11,917,385	(7,201,671)	84,765	(15,298,935)	14,850,256	6,342,476	(1,756,304)	5,528,244	2,373,289	—	(3,589,348)	(7,627,598)	87,090,371
Total assets	1,455,874,656	458,638,434	603,555,687	237,504,997	305,989,521	129,322,390	272,212,733	102,368,555	99,211,187	458,639,745	88,928,527	330,737,398	363,884,460	4,906,868,290

13.	Commitments and contingencies

Commitments

Operating lease commitments

The Group leases certain of its office properties under non-cancellable operating lease arrangements. The terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Group by entering into these leases.

As of June 30, 2018, the Group had the following operating lease obligations falling due:

Amount
US$
(Unaudited)
July 1, 2018 - June 30, 2019	6,686,146
July 1, 2019 - June 30, 2020	3,481,687
July 1, 2020 - June 30, 2021	1,743,325
July 1, 2021 - June 30, 2022	467,990
July 1, 2022 and thereafter	638,478

Total	13,017,626

Capital lease commitments

The Group leases a corporate aircraft and equipment under a non-cancellable capital lease arrangement. The terms of the lease do not contain contingent rent clauses.

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As of June 30, 2018, the Group had the following minimum lease payments (excluding the portion of the payments representing executory costs, including any profit thereon) falling due:

Amount
US$
(Unaudited)
July 1, 2018 - June 30, 2019	6,119,291
July 1, 2019 - June 30, 2020	5,019,045
July 1, 2020 - June 30, 2021	5,019,045
July 1, 2021 and thereafter	-
Total minimum lease payments	16,157,381
Less interest	(2,690,677)
Capital lease obligations	13,466,704
Current maturities of capital lease obligations	(5,058,979)
Long-term capital lease obligations	8,407,725

Other commitments

As of June 30, 2018, the Group had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
(Unaudited)
July 1, 2018 - June 30, 2019	737,179,462
July 1, 2019 - June 30, 2020	263,862,052
July 1, 2020 - June 30, 2021	88,435,647
July 1, 2021 - June 30, 2022	-
July 1, 2022 and thereafter	-

Total	1,089,477,161

Contingencies

As of June 30, 2018, the Group provided guarantees of US$2,138,664,009 (December 31, 2017: US$1,569,802,754), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property. The fair value of the guarantees is not significantly different than the net realizable value of the properties and management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

In December 2016, 421 Kent Development LLC (“421 Kent”), the property company for the Group’s Oosten project, terminated its contract with its general contractor. The general contractor and various subcontractors have filed lawsuits against 421 Kent and the Company for approximately US$26.37 million, in aggregate, plus punitive damages. In addition, the general contractor and various subcontractors filed mechanic’s liens against 421 Kent and the Company for approximately US$9.47 million. 421 Kent has answered the claims and believes the contractors’ claims and liens are without merit and intends to contest vigorously such claims. At this stage of the proceedings, 421 Kent cannot predict the outcome of this lawsuit or a judgment against 421 Kent, whether in whole or in part, may result in a loss, if any. An estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made at this time.

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In May 2015, XIN Development Management East, LLC (“XDME”) filed an arbitration claim for not less than US$10 million which was subsequently reduced for the purpose of a prior mediation to US$8 million against Wanks Adams Slavin Associates LLP (“WASA”), the design company for the Group’s Oosten project. WASA has asserted a total of approximately US$2 million in counterclaims. XDME based on advice of its legal counsel believed that WASA’s counterclaims were without merit and contested vigorously such claims. XDME also could not (i) predict the outcome of the arbitration against XDME, or (ii) whether, in whole or in part, may result in a loss, if any, and hence, an estimate for the reasonably possible loss or a range of reasonably possible losses could not be made historically. On July 20, 2018, WASA dropped its counterclaims, therefore, there is no related contingency thereafter.

14.	Accumulated other comprehensive income

The movement of accumulated other comprehensive income is as follows:

Foreign currency
translation adjustments
US$
Balance as of December 31, 2017 (Audited)	29,225,736
Other comprehensive loss (unaudited)	(20,976,230)

Balance as of June 30, 2018 (unaudited)	8,249,506

15.	Non-controlling interests

The movement of non-controlling interest is as follows:

Amount
US$
Balance as of December 31, 2017 (Audited)	64,441,277
Net loss attributable to non-controlling interest(unaudited)	(4,820,750)
Adjustment to opening balance of equity (Note 2) (unaudited)	(37,149,001)
Distribution to non-controlling interests (unaudited)	(35,846,020)
Capital injection into Suzhou Yefang, Suzhou Yuxi and Qingdao Jinguang (unaudited)	31,637,196
Effect of exchange rate (unaudited)	391,451

Balance as of June 30, 2018 (Unaudited)	18,654,153

16. Subsequent events

On August 1, 2018, Dalian Xinyi Renju Industrial Co., Ltd. acquired two parcels of land in Dalian, Liaoning Province for a purchase price of RMB133.6 million, equivalent to US$19.6 million.

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